UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Wolfspeed, Inc.

(Exact name of registrant as specified in its charter)

Delaware	56-1572719
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4600 Silicon Drive Durham, North Carolina	27703
(Address of Principal Executive Offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $0.00125 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box: ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Introductory Note

As previously disclosed, on June 30, 2025, Wolfspeed, Inc. (the “Company”) and its wholly owned subsidiary, Wolfspeed Texas LLC (together with the Company, “Wolfspeed”), filed voluntary petitions commencing cases (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Court”) to implement a prepackaged chapter 11 plan of reorganization (the “Plan”).

On September 8, 2025, the Court entered the Order (I) Approving the Disclosure Statement, (II) Confirming the Joint Prepackaged Chapter 11 Plan of Reorganization of Wolfspeed, Inc. and its Debtor Affiliate, and (III) Approving Entry into the Backstop Agreement (Docket No. 285) (the “Confirmation Order”) confirming the Plan.

As previously disclosed, in connection with the Plan, the Company expects to effect a conversion from a North Carolina corporation to a Delaware corporation and, in connection therewith, a new certificate of incorporation is expected to become effective and the Company anticipates that it will adopt new bylaws. Also pursuant to the Plan, on the effective date of the Plan (the “Effective Date”), all of the Company’s outstanding common stock will be cancelled and new shares of common stock, par value $0.00125 (the “New Common Stock”) will be issued. The Company expects to issue an aggregate of approximately 25,840,697 shares of New Common Stock on the Effective Date pursuant to the Plan.

Item 1. Description of Registrant’s Securities to be Registered.

The following description of certain terms of (i) the Company’s capital stock as of and following the Effective Date and (ii) related provisions of the Company’s certificate of incorporation and bylaws, each of which are expected to become effective as of the Effective Date, is only a summary and does not purport to be complete. It is qualified in its entirety by reference to, and should be read in conjunction with, the full text of the certificate of incorporation and bylaws, which are included as Exhibits 3.1 and 3.2, respectively, and are incorporated by reference herein, and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

General

The certificate of incorporation provides that the Company’s capital stock will consist of 450,000,000 shares, all with a par value of $0.00125 per share, of which 350,000,000 shares are designated as common stock and 100,000,000 shares are designated as preferred stock.

Common Stock

Voting Rights

Each holder of common stock is entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. The Company’s stockholders do not have cumulative voting rights in the election of directors.

In addition, the affirmative vote of holders of at least 60% of the voting power of all of the then-outstanding voting stock will be required to take certain actions, including (a) removing any director on the Company’s board of directors, (b) adopting, amending or repealing the Company’s bylaws and (c) amending, altering, repealing or rescinding provisions of the certificate of incorporation relating to (i) the Company’s preferred stock, (ii) the Company’s board of directors, (iii) meetings of the stockholders of the Company, (iv) the limitation of liability of the Company’s directors and officers under the DGCL and certain other rights of indemnification and advance of expenses, (v) the choice of forum, (vi) provisions related to the applicability of the corporate opportunity doctrine and (vii) certain amendments to the certificate of incorporation.

Dividends

Subject to the rights and preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to have equal rights of participation in any dividends that the board of directors may declare out of funds legally available.

Liquidation

In the event of liquidation, dissolution, or winding up, holders of common stock will be entitled to share ratably in the funds and assets legally available for distribution to stockholders after the payment of all of debts and other liabilities, subject to the rights and preferences of any holders of any then outstanding shares of preferred stock.

Rights, Preferences and Privileges

Holders of common stock have no preemptive, conversion, or subscription rights, and there are no redemption or sinking-fund provisions applicable to common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that the Company may designate and issue in the future.

Preferred Stock

Under the certificate of incorporation, the board of directors will have the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences, and privileges of the shares of each wholly unissued series and any qualifications, limitations, or restrictions thereon, and, subject to the requisite vote of the stockholders entitled to vote thereon (without a separate vote of the holders of the preferred stock or common stock voting as a separate class), to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of the Company that may otherwise benefit holders of common stock and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. The Company has no current plans to issue any shares of preferred stock.

Anti-Takeover Provisions of Delaware Law and the Certificate of Incorporation and Bylaws

Some provisions of Delaware law, the certificate of incorporation and bylaws could make the following transactions more difficult: an acquisition of the Company by means of a tender offer; an acquisition of the Company by means of a proxy contest or otherwise; or the removal of incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions which provide for payment of a premium over the market price for its shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the board of directors. The Company believes that the benefits of the increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of the board of directors, without action by the stockholders, to issue up to 100,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by the board of directors could impede the success of any attempt to change control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of the Company.

Stockholder Meetings

The certificate of incorporation and the bylaws provide that a special meeting of stockholders may be called only by the Company’s board of directors, chairperson of the board of directors, chief executive officer or president.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

The certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Removal of Directors

The certificate of incorporation provides that any member of the board of directors may be removed from office by stockholders, with or without cause, and, in addition to any other vote required by law, upon the approval of the holders of at least 60% in voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

The certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of preferred stock may be entitled to elect.

Section 203 of the DGCL

The Company is subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

In accordance with Section 203 of the DGCL, by operation of the Plan and the approval of the Company’s board of directors, the restrictions of Section 203 of the DGCL do not apply stockholders that would become “interested stockholders” solely by virtue of receiving shares of common stock pursuant to the Plan.

Choice of Forum

The certificate of incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (i) any derivative action, suit or proceeding brought on behalf of the Company, (ii) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director, officer or stockholder of the Company to the Company or to the Company’s stockholders, (iii) any action, suit or proceeding arising pursuant to any provision of the DGCL or the Company’s certificate of incorporation or bylaws (as either may be amended from time to time) or (iv) any action, suit or proceeding asserting a claim against the Company governed by the internal affairs doctrine. The federal district courts will be the exclusive forum for the resolutions of any complaint asserting a cause or causes of action arising under the Securities Act of 1933, as amended, suits brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts of the United States have exclusive jurisdiction. The certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in the certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The affirmative vote of holders of at least 60% of the voting power of all of the then outstanding voting stock will be required to amend, alter, repeal or rescind provisions of the certificate of incorporation relating to (i) the Company’s preferred stock, (ii) the Company’s board of directors, (iii) meetings of the stockholders of the Company, (iv) the limitation of liability of the Company’s directors and officers under the DGCL and certain other rights of indemnification and advancement of expenses, (v) the choice of forum, (vi) provisions related to the applicability of the corporate opportunity doctrine and (vii) the foregoing requirement for the affirmative vote of at least 60% of the voting power of all of the then outstanding voting stock to amend, alter, repeal or rescind the foregoing provisions. All other amendments to the certificate of incorporation will be subject to the vote required by applicable law, except that, unless otherwise required by law, holders of common stock shall not be entitled to vote on any amendment to the certificate of incorporation relating solely to the rights, powers, preferences (or the qualifications, limitations or restrictions thereof) or other terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this certificate of incorporation or the DGCL.

The provisions of Delaware law, the certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of the board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations on Liability and Indemnification Matters

The certificate of incorporation provides that no director or officer will be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as amended from time to time. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or an officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or an officer, except for liability for:

•	any breach of a director’s or an officer’s duty of loyalty to the Company or its stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;

•	any transaction from which a director or an officer derived an improper personal benefit; and

•	with respect to officers, any action by or in the right of the Company.

As a result, neither the Company nor its stockholders have the right, through stockholders’ derivative suits on the Company’s behalf, to recover monetary damages against a director or an officer for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

The certificate of incorporation and the bylaws also provide that, to the fullest extent permitted by law, the Company will indemnify any officer or director of the Company against all damages, claims and liabilities arising out of the fact that the person is or was a director or officer, or served any other enterprise at the Company’s request as a director or officer. Amending this provision will not reduce its indemnification obligations relating to actions taken before an amendment.

Listing

The common stock is currently listed on the New York Stock Exchange under the symbol “WOLF”.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Equiniti Trust Company, LLC. The transfer agent and registrar’s address is 28 Liberty Street, 53rd Floor, New York, NY 10005.

Cautionary Note Regarding Forward Statements

This Registration Statement on Form 8-A (the “Registration Statement”) contains forward-looking statements involving risks and uncertainties, both known and unknown, that may cause Wolfspeed’s actual results to differ materially from those indicated in the forward-looking statements. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, including estimates, forecasts, and projections about possible or assumed future results of Wolfspeed’s business, financial condition, liquidity, results of operations, plans, and objectives and Wolfspeed’s industry and market growth. Words such as “could,” “will,” “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” “forward” or “continue” and similar expressions are used to identify forward-looking statements. All statements in this Registration Statement that are not historical are forward-looking statements, including statements regarding the timing and implementation of the transactions contemplated by the Plan. Actual results could differ materially due to a number of factors, including but not limited to, risks and uncertainties associated with the Chapter 11 Cases; Wolfspeed’s ability to develop and implement the transactions contemplated by the Plan and the ultimate outcome of the Chapter 11 Cases in general; the length of time Wolfspeed will operate under the Chapter 11 Cases; Wolfspeed’s ability to consummate the Plan; the actions and decisions of equity holders, creditors, regulators, and other third parties that have an interest in the Chapter 11 Cases, which may interfere with the ability to consummate the Plan; risks relating to the potential delisting of the Company’s common stock from the New York Stock Exchange and future quotation of the common stock; and other factors discussed in the Company’s filings with the SEC, including the Company’s report on Form 10-K for the fiscal year ended June 29, 2025, and subsequent reports filed with the SEC. These forward-looking statements represent Wolfspeed’s judgment as of the date of this Registration Statement. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC, Wolfspeed disclaims any intent or obligation to update any forward-looking statements after the date of this Registration Statement, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation of Wolfspeed, Inc.

3.2	Bylaws of Wolfspeed, Inc.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 26, 2025	WOLFSPEED, INC.

	By:	/s/ Melissa Garrett
	Name:	Melissa Garrett
	Title:	Senior Vice President and General Counsel